ZEV VENTURES, INC.

July 18, 2016

Via Edgar

Re:	Zev Ventures, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed June 28th, 2016

File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated July 13th, 2016 concerning Zev Ventures, Inc. and the amended registration statement on Form S-1 referenced above (the “Company”).

Financial Statements

Statement of Stockholder’s Deficit, page 41

1.	We note your header on page 41 refers to the statement of stockholder’s deficit for the year ended December 31, 2015 as unaudited; however, your auditor’s report on page 27 indicates that the changes in stockholder’s deficit for the year ended December 31, 2015 was audited. Please revise to correct the inconsistency. Additionally, the header on page 41 refers only to the year ended December 31, 2015. In this regard, please revise to include the period from inception (December 22, 2014) through December 31, 2014 as well.

We have made the appropriate changes. Per our phone conversation, we have made corrections to page 30 statement of Stockholders’ Deficit as well.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.